Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE American: SVM

SILVERCORP REPORTS RESULTS OF ITS 2017-2018 EXPLORATION TUNNELING AND DRILLING PROGRAMS AT THE TLP and LME MINES, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – June 18, 2018 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM; NYSE American: SVM) is pleased to report results of its exploration programs from July 1, 2017 to March 31, 2018 at the TLP and LME mines, Ying Mining District, Henan Province, China. Results over the same period for the SGX mine in the Ying Mining District were reported on June 8, 2018.

During the nine month period, the Company completed 27,687 meters (“m”) of underground diamond drilling with 6 underground rigs from current production levels and 9,832m of exploration tunneling between elevation Levels 500m and 1,070m. Results of underground drilling continuously extended the major mineralized vein structures along strike and downdip and exploration tunneling exposed high grade mineralization zones within major production vein structures.

Highlights of selected mineralization zones exposed in exploration drift tunnels:

  Drift Tunnel PD820-T16E-795-3SYM exposed mineralization of 40m long and 0.87m wide (true width) grading 941 grams per tonne (“g/t”) silver (“Ag”), 4.85% lead (“Pb”) and 0.64% zinc (“Zn”) within vein structure T16E on the 795m level at the TLP mine;

  Drift Tunnel PD820-T11-650-4SYM exposed mineralization of 55m long and 0.74m wide (true width) grading 518g/t Ag, 4.76% Pb and 0.35% Zn within vein structure T11 on the 650m level at the TLP mine; and

  Drift Tunnel PD900-LM5E1-500-51NSYM exposed mineralization of 55m long and 0.61m wide (true width) grading 913g/t Ag, 1.60% Pb and 0.59% Zn within vein structure LM5E1 on the 500m level at the LME mine.

The exploration tunneling, comprising drifting, crosscutting and raising, was driven along and across major mineralized vein structures to upgrade drill defined mineral resources and test for new parallel and splay structures.

The tunneling programs from July 1, 2017 to March 31, 2018 at TLP and LME mines are briefly summarized in the following table:

Major Target Veins	Target Levels (m)	Total Tunneling (m)	Channel Samples Collected	Drift Tunneling Included (m)	Total Mineralization* Exposed by Drift Tunneling
					Length (m)	Average True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
TLP Mine
T1, T2, T3, T5, T11, T14, T16, T21, T22, T27E, T33W2	510-1070	7,957	2,775	5,031	1,713	0.77	298	3.61	0.39
LME Mine
LM2, LM3, LM5, LM5E	500-915	1,875	881	1,351	289	0.63	513	1.41	0.48
*Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 120 g/t at TLP and 125 g/t at LME. (Formulae used for AgEq calculation: TLP=34.1401*Pb%+Ag g/t; LME=34.0436*Pb%+Ag g/t)

Highlights of selected intersections of drill holes:

  Hole ZKGA2202 intersected a 0.59m interval from 24.43m to 25.02m, 0.56m true width, of vein T14W grading 1022g/t Ag, 1.70% Pb and 0.95% Zn at the 821m elevation at the TLP mine;

  Hole ZKT2543 intersected a 0.41m interval from 217.91m to 218.32m, 0.41m true width, of vein T39 grading 402g/t Ag, 1.81% Pb and 0.39% Zn at the 749m elevation, and a 1.16m interval from 361.64m to 362.80m, 1.10m true width, of vein T16 at the 691m elevation at the TLP mine; and

  Hole ZKG0405 intersected a 0.68m interval from 343.32m to 344.00m, 0.60m true width, of vein LM3 grading 484g/t Ag, 6.38% Pb and 3.20% Zn at the 708m elevation at the LME mine.

The underground drilling program is mainly conducted from the current production levels to delineate the downdip and along-strike extensions of known mineralized vein structures in the production area and test for new veins in the previous less-explored areas.

The drilling programs from July 1, 2017 to March 31, 2018 at TLP and LME mines are briefly summarized in the following table:

Major Target Veins	Target Elevation (m)	Meters Drilled	Holes Completed	Samples Collected	Holes with Assay Received	Holes Intercepted Vein Structures	Holes Intercepted Mineralization
T11, T14, T15, T16, T16W, T17, T17W, T22, T39	270-1,000	19,256	61	962	60*	60	24
LM1, LM2, LM3, LM5, LM6, LM8, IM18	0-990	8,431	27	423	27**	27	11

*Including 7 holes completed in the first half of 2017; 8 holes drilled in the first quarter of 2018 with assay pending
**Including 3 holes completed in the first half of 2017; 3 holes drilled in the first quarter of 2018 with assay pending

Tables 1 and 2 below list the assay results of some selected mineralized intersections in drill holes and mineralized zones exposed in drift tunnels in the exploration programs from July 1, 2017 to March 31, 2018.

Table 1: Selected drilling results from the drilling programs at the TLP and LME mines
Hole ID	From (m)	To (m)	Elevation (m)	Sample Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Vein	Remarks
TLP MINE:
ZKT0622	2.17	2.55	955	0.38	0.25	165	1.00	0.47	T16branch	Test
ZKT0622	196.58	197.82	905	1.24	0.80	130	0.86	0.21	T11E	Test
ZKGA1412	120.00	120.47	839	0.47	0.42	403	0.23	0.22	T16W	Test
ZKT1022	78.07	78.39	988	0.32	0.20	1,368	5.58	0.76	T16	Stepout
ZKT1023	148.48	149.06	898	0.58	0.58	100	1.03	0.32	T11E	Test
ZKG0426	74.73	75.06	636	0.33	0.30	254	0.97	0.09	T17	Test
ZKT2914	167.37	168.33	773	0.96	0.95	132	1.34	0.49	T39W	Test
ZKG0626	242.32	242.73	429	0.41	0.38	14	3.72	1.30	T15W	Test
	248.59	249.09	423	0.50	0.45	32	8.38	0.83	T11	Stepout
ZKT2915	203.89	204.50	713	0.61	0.58	70	20.80	0.43	T39	Test
	248.08	249.08	686	1.00	0.95	67	1.54	0.58	T39E	Test
ZKG0224	212.42	213.00	512	0.58	0.43	20	4.01	0.68	T11	Stepout
ZKT0623	51.63	52.28	954	0.65	0.59	156	2.14	1.05	T5E	Test
ZKT0824	29.72	30.07	969	0.35	0.35	210	3.89	0.12	T5E2	Test
ZKT2916	570.50	571.39	412	0.89	0.79	196	4.64	0.02	T15W	Test
ZKT2543	217.91	218.32	749	0.41	0.41	402	1.81	0.39	T39	Test
	361.64	362.80	691	1.16	1.10	130	8.98	0.05	T16	Stepout
ZKG0225	238.81	239.23	451	0.42	0.30	42	4.36	0.59	T11	Stepout
ZKT2544	306.48	307.37	648	0.89	0.81	176	4.57	0.32	T16W	Test
ZKTA2101	37.57	38.01	918	0.44	0.41	97	2.45	0.72	T22E3	Test
ZKG0228	73.78	74.38	632	0.60	0.48	33	3.94	0.28	T17	Test
ZKG0229	122.49	122.99	585	0.50	0.33	408	7.17	0.69	T17W	Test
ZKG0427	132.53	133.51	544	0.98	0.65	115	0.41	0.03	T17	Stepout
ZKT3324	213.69	214.06	716	0.37	0.33	149	0.04	0.13	T39	Test
ZKG0230	207.47	207.89	592	0.42	0.20	31	2.44	0.08	T17W	Test
ZKG0628	30.36	30.69	634	0.33	0.25	321	1.01	0.15	T16Wbranch	Test
	111.51	112.05	581	0.54	0.41	135	6.54	0.17	T17	Stepout
ZKGA2202	24.43	25.02	821	0.59	0.56	1,022	1.70	0.95	T14W	Test
LME MINE
ZKL5423	296.00	296.34	226	0.34	0.24	24	1.55	2.74	LM6E	Test
	497.66	498.30	39	0.64	0.44	192	1.35	1.45	LM5E2	Test
ZKG0405	343.32	344.00	708	0.68	0.60	484	6.38	3.20	LM3	Test
ZKG1431	328.63	330.09	635	1.46	0.54	76	2.34	0.30	LM1	Test
	360.50	361.01	617	0.51	0.27	1,655	6.32	2.66	LM18	Test
ZKL6803	250.15	250.56	447	0.41	0.35	52	1.64	0.61	LM5	Stepout
	274.20	275.14	428	0.94	0.79	186	0.70	0.29	LM5E	Stepout
ZKL7202	218.32	218.71	494	0.39	0.33	277	1.52	0.73	LM5	Stepout
	248.46	248.95	472	0.49	0.42	99	1.03	0.12	LM5E	Stepout

ZKL7203	48.97	50.13	614	1.16	1.88	133	1.39	0.09	LM6W	Test
	250.79	251.73	443	0.94	0.73	88	0.44	0.24	LM5	Stepout
	274.78	275.40	422	0.62	0.48	69	1.49	0.30	LM5E	Stepout
ZKL1201	73.05	73.57	637	0.52	0.52	471	0.14	0.04	LM2_2	Test
	110.12	110.50	627	0.38	0.38	17	2.22	2.68	LM2branch	Test
ZKL6804	420.80	421.18	275	0.38	0.29	80	5.76	1.82	LM5E2	Test
ZKL1202	88.30	88.75	612	0.45	0.44	686	1.06	0.09	LM2_2	Test
	178.40	178.80	566	0.40	0.39	51	12.94	0.69	LM2	Test
ZKL5951	190.03	193.84	691	3.81	3.40	69	3.85	0.18	LM3	Test
*Test: intersections in open areas without known mineralization for new resource delineation
**Stepout: intersections adjacent to existing resource blocks for resource expansion

Table 2: Selected mineralized zones exposed by drift tunneling at the TLP and LME mines
Tunnel ID	Target Vein	Level (m)	Length (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
TLP MINE
PD1070-T2-1070-4SYM	T2	1070	40	1.17	151	1.97	0.10
PD930-T2W1-930-S1-Extension	T2	930	42	1.02	372	2.23	0.29
PD730-T2-610-31NYM	T2	610	154	0.64	130	3.91	0.17
PD800-T3-800-35SNYM	T3	800	30	1.12	181	2.34	0.14
PD800-T3-800-35NYM	T3	800	30	0.53	112	3.62	0.32
PD730-T3-665-21SYM	T3	665	45	0.67	14	4.63	0.16
PD1070-T5-1070-5NYM	T5	1070	35	0.72	128	5.28	0.12
PD820-T11-650-4NYM	T11	650	85	1.06	199	5.36	0.66
PD820-T11-650-4SYM	T11	650	55	0.74	518	4.76	0.35
PD820-T14-755-2NYM	T14	755	45	0.59	105	3.00	0.23
PD820-T14-755-1NYM	T14	755	65	0.96	357	3.85	0.60
PD820-T14-755-2SYM	T14	755	70	0.44	173	4.28	0.24
PD840-T14E-840-15SYM	T14E	840	45	0.75	165	7.49	0.58
PD800-T14E-800-23SYM	T14E	800	35	0.66	160	3.51	0.27
PD960-T16E-960-8NSYM	T16	960	98	0.50	356	3.12	0.39
PD820-T16-795-3NYM	T16	795	30	0.58	392	1.65	0.68
PD820-T16-755-3NYM	T16	755	50	0.93	610	1.59	1.03
PD846-T16E-846-7SNYM	T16E	846	35	0.50	1,012	2.93	0.43
PD820-T16E-795-3SYM	T16E	795	40	0.87	941	4.85	0.64
PD820-T16-755-3NYM	T16E	755	30	1.02	372	4.43	0.67
PD960-T27E-990-14NYM	T27E	990	38	0.60	89	2.92	0.12
PD960-T27E-960-12NYM	T27E	960	30	0.67	117	4.84	0.27
PD960-T27E-960-12SYM	T27E	960	45	0.62	48	4.87	0.16
PD800-T31-800-A23SNYM	T31	800	45	0.91	129	2.85	0.24
PD960-T33W1-990-N1MW	T33W	990	45	0.29	244	1.20	0.11
PD960-T33W2-990-17SYM	T33W2	990	72	1.09	435	2.12	0.23
LME MINE
PD900-LM5-615-58NYM	LM5	600	24	1.54	271	1.82	0.48
PD900-LM5-500-50SYM	LM5	500	60	0.53	423	1.16	0.58
PD900-LM5-750-66NYM	LM5E	750	25	0.58	363	0.51	0.19

PD900-LM5E1-500-51NSYM	LM5E1	500	55	0.61	913	1.60	0.59
PD838-LM6-845-50SYM	LM6	845	35	0.44	207	0.80	0.25

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, and the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China. Both labs are ISO9000 certified analytical labs. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical service. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept at the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Ruijin Jiang, P. Geo, reviewed the exploration data and prepared the scientific and technical information regarding exploration results contained herein. Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Lorne Waldman
Senior Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2017 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.